UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

21 Palmer Street, London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) on March 17, 2015: Navigator Holdings Ltd. Preliminary Fourth Quarter and Financial Year 2014 Results.

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2014 RESULTS

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) reports both record revenue of $78.4 million and net income of $24.3 million for the fourth quarter of 2014. Operating revenue amounted to $304.9 million and net income of $84.5 million for the full year ended December 31, 2014.

•	EBITDA[1] increased to $161.3 million for the year ended December 31, 2014 from $106.8 million for 2013.

•	Earnings per share basic increased to $1.53 for the year ended December 31, 2014 from $0.89 for 2013, based on an increased number of shares outstanding.

•	Completed delivery of three newbuilding vessels, making our total fleet of 26 vessels on the water at December 31, 2014.

•	Following the delivery of Navigator Triton on January 9, 2015, we have 11 remaining semi-refrigerated gas carrier newbuildings on order, for delivery between April 2015 and March 2017.

Fourth Quarter 2014 Financial Results Overview

Operating revenue for the three months ended December 31, 2014 was $78.4 million, an increase of $11.1 million, or 16.5%, when compared to the $67.3 million of operating revenue for the three months ended December 31, 2013. This increase was due to increases in the weighted average number of vessels; improvements in charter rates; an increase in vessel utilization; and an increase in the number of voyage charters undertaken relative to time charters.

During 2013, other cargo revenue related to the sale of a cargo of butane gas on-board Navigator Capricorn at the time of a fire in the engine room. This cargo was bought by us and later sold following the completion of repairs to the vessel. No such incident or activity occurred in the year ended December 31, 2014.

During the fourth quarter of 2014, the average time charter equivalent rate across the entire fleet, including our fully-refrigerated vessels was approximately $932,170 per calendar month ($30,646 per day), compared to $830,500 per calendar month ($27,300 per day) for the comparable period in 2013.

Fleet utilization across the 26 vessels operating at the year end increased to 94.8% for the fourth quarter of 2014, from 90.7% for the fourth quarter of 2013. This was primarily because in the fourth quarter of 2013, we had to reposition a number of the 11 vessels entering our fleet from AP Møller and we incurred 45 days off-hire due to the engine room fire on Navigator Capricorn.

Net operating revenue, which is operating revenue less voyage expenses, amounted to $69.2 million for the three months ended December 31, 2014, up from $53.8 million for the same period in 2013. $7.2 million of the increase in net operating revenue resulted from an increase in charter rates; $5.2 million from having additional vessels in the fleet in 2014; and $3.0 million from an increase in vessel utilization.

Net income rose to $24.3 million for the three months ended December 31, 2014, or $0.44 per share, based on an increased weighted average number of basic shares outstanding of 55.3 million, up from $10.9 million or $0.22 per share for the same period in 2013.

[1]	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

EBITDA for the fourth quarter of 2014 was $44.1 million, compared to $30.0 million for the fourth quarter of 2013.

Year Ended December 31, 2014 Financial Results Overview:

Operating revenue for the year ended December 31, 2014 amounted to a record $304.9 million, an increase of $70.6 million compared to operating revenue of $234.3 million for the year ended December 31, 2013. Net operating revenue, which is operating revenue less voyage expenses, amounted to $259.9 million for the year ended December 31, 2014, an increase of $74.9 million on the year ended December 31, 2013.

At December 31, 2014, Navigator had 26 handysize liquefied gas carrier vessels in operation. In January 2015, we took delivery of one additional newbuilding. We have 11 additional newbuildings on order, which are expected to be delivered between April 2015 and March 2017.

Of the 26 vessels we operated as of December 21, 2014, 20 were employed under time charters and six were employed in the spot market. The 26 operated vessels earned an average time charter equivalent rate of approximately $912,124 per vessel per calendar month ($29,988 per day) during the year ended December 31, 2014, compared to approximately $859,600 per vessel per calendar month ($28,262 per day) for the year ended December 31, 2013.

Fleet utilization was 97.3% for the twelve months to December 31, 2014 compared to 92.9% for the full year of 2013.

Vessel operating expenses were $70.2 million for the year ended December 31, 2014, an increase of $14.2 on the year ended December 31, 2013, due to an increase in fleet size. Individual vessel operating expenses decreased by $47 per day, or 0.6%, to $8,068 per vessel per day for the year ended December 31, 2014, compared to $8,115 per vessel per day for the year ended December 31, 2013, primarily due our newly acquired vessels during 2014 being younger, and therefore, less expensive to maintain than our vessels owned in 2013.

Net income rose to $84.5 million for the year ended December 31, 2014, or $1.53 per share, based on a weighted average number of 55.3 million basic shares, compared to $41.0 million, or $0.89 per share, for the year ended December 31, 2013, based on a weighted average number of 46.0 million basic shares (following the 3-for-1 stock split that became effective as of October 29, 2013). As at December 31, 2014, there were 55,346,613 shares outstanding.

EBITDA for the year to December 31, 2014 was $161.3 million, compared with $106.8 million for the same period in 2013.

Conference Call Details:

Tomorrow, Wednesday, March 18, 2015, at 10:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until Wednesday, March 25, 2015 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department

New York:	399 Park Avenue, New York, NY 10022. Tel: +1 212 355 5893
London:	21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2013	December 31, 2014
Assets

Current assets
Cash and cash equivalents	$194,740,045	$62,526,243
Accounts receivable, net	11,837,578	7,195,113
Accrued income	7,902,234	3,642,147
Prepaid expenses and other current assets	6,282,218	6,322,460
Inventories	5,924,201	4,810,597

Total current assets	226,686,276	84,496,560

Non-current assets
Long-term accounts receivable	316,559	198,036

Vessels in operation, net	1,026,226,551	1,145,066,299
Vessels under construction	60,197,486	131,344,599
Property, plant and equipment, net	363,015	283,916
Deferred finance costs, net	11,436,165	9,066,101

Total assets	$1,325,226,052	$1,370,455,511

Liabilities and stockholders’ equity

Current liabilities
Current portion of long-term debt	$60,750,308	$58,350,308
Accounts payable	13,585,924	6,447,708
Accrued expenses and other liabilities	6,438,384	5,311,464
Accrued interest	4,261,971	3,011,465
Deferred income	4,803,196	7,095,310

Total current liabilities	89,839,783	80,216,255

Non-current liabilities
Secured term loan facilities, net of current portion	389,734,262	359,508,954
Senior unsecured bond	125,000,000	125,000,000

Total non-current liabilities	514,734,262	484,508,954

Commitments and contingencies

Stockholders’ equity
Common stock – $.01 par value; 400,000,000 shares authorized; 55,346,613 shares issued and outstanding, (2013: 55,326,765 shares)	553,267	553,466
Additional paid-in capital	584,030,816	584,808,147
Accumulated other comprehensive loss	(87,930)	(254,666)
Retained earnings	136,155,854	220,623,355

Total stockholders’ equity	720,652,007	805,730,302

Total liabilities and stockholders’ equity	$1,325,226,052	$1,370,455,511

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2013	2014	2013	2014

Revenues
Operating revenue	$67,255,388	$78,373,703	$234,286,550	$304,874,644
Other cargo revenue	4,051,060	—	4,051,060	—

	71,306,448	78,373,703	238,337,610	304,874,644

Expenses
Address and brokerage commissions	1,547,112	1,686,245	5,472,823	6,697,412
Voyage expenses	13,431,573	9,127,895	49,336,461	45,002,948
Cost of cargo sold	4,254,853	—	4,254,853	—
Charter-in costs	1,858,995	2,814,000	6,833,713	9,110,708
Vessel operating expenses	18,124,568	17,481,559	56,029,439	70,198,082
Depreciation and amortization	10,800,504	12,081,566	36,608,168	45,808,750
General and administrative costs	1,524,456	2,636,390	6,146,603	10,335,424
Other corporate expenses	568,670	509,422	3,496,368	2,259,116

Total operating expenses	52,110,731	46,337,077	168,178,428	189,412,440

Operating income	19,195,717	32,036,626	70,159,182	115,462,204

Other income / (expense)
Interest expense	(8,214,217)	(7,378,673)	(28,767,858)	(30,321,411)
Interest income	40,450	3,377	98,775	230,234

Income before income taxes	11,021,950	24,661,330	41,490,099	85,371,027
Income taxes	(140,641)	(398,600)	(506,263)	(903,526)

Net income	$10,881,309	$24,262,730	$40,983,836	$84,467,501

Earnings per share:
Basic (1)	$0.22	$0.44	$0.89	$1.53
Diluted (1)	$0.22	$0.44	$0.89	$1.52

Weighted average number of shares outstanding:
Basic (1)	49,830,243	55,342,184	46,031,386	55,336,402
Diluted (1)	49,830,243	55,561,565	46,031,386	55,483,478

(1)	All share amounts (except par value per share amounts) have been retroactively restated to reflect the Company’s 3-for-1 stock split that was effected as of October 29, 2013.

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2013	2014	2013	2014

Net income	$10,881,309	$24,262,730	$40,983,836	$84,467,501

Other Comprehensive Income / (Loss):
Foreign currency translation (loss) / gain	35,473	(37,779)	26,577	(166,736)

Total Comprehensive Income	$10,916,782	$24,224,951	$41,010,413	$84,300,765

Consolidated Statements of Stockholders’ Equity

(Unaudited)

	Common Stock at 0.01 par value (1)	Additional Paid-in Capital (1)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total

January 1, 2013	$386,946	$352,379,033	$(114,507)	$95,172,018	$447,823,490

Issuance of common stock	165,300	230,924,215	—	—	231,089,515
Restricted shares issued
March 31, 2013	600	—	—	—	600
Restricted shares issued
April 7, 2013	271	—	—	—	271
April 11, 2013	150	—	—	—	150
Net income	—	—	—	40,983,836	40,983,836
Foreign currency translation	—	—	26,577	—	26,577
Share-based compensation plan	—	727,568	—	—	727,568

December 31, 2013	$553,267	$584,030,816	$(87,930)	$136,155,854	$720,652,007

Issuance of common stock	—	(344,775)	—	—	(344,775)
Restricted shares issued
April 14, 2014	124	—	—	—	124
Restricted shares issued
November 21, 2014	50	—	—	—	50
Restricted shares issued
December 1, 2014	25	—	—	—	25
Net income	—	—	—	84,467,501	84,467,501
Foreign currency translation	—	—	(166,736)	—	(166,736)
Share-based compensation plan	—	1,122,106	—	—	1,122,106

December 31, 2014	$553,466	$584,808,147	$(254,666)	$220,623,355	$805,730,302

(1)	All share amounts (except par value per share amounts) have been retroactively restated to reflect the Company’s 3-for-1 stock split that was effected as of October 29, 2013.

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Year ended December 31, 2013	Year ended December 31, 2014
Cash flows from operating activities
Net income	$40,983,836	$84,467,501

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	36,608,168	45,808,750
Payment of drydocking costs	(2,922,922)	(5,320,488)
Share-based compensation	728,589	1,122,305
Amortization of deferred financing costs	2,154,864	2,853,043
Unrealized foreign exchange	23,274	(155,602)
Changes in operating assets and liabilities
Accounts receivable	(7,963,729)	4,642,465
Inventories	(1,102,855)	1,113,604
Prepaid expense and other current assets	(2,276,611)	2,417,119
Accounts payable and other liabilities	12,894,233	(7,223,528)
Long-term accounts receivable	(316,559)	118,523

Net cash provided by operating activities	78,810,288	129,843,692

Cash flows from investing activities
Payment to acquire vessels	(426,118,733)	(3,502,791)
Payment for vessels under construction	(40,086,598)	(226,795,499)
Purchase of other property, plant and equipment	(93,352)	(108,868)
Release of short-term investments	20,000,000	—
Placement of short-term investments	(10,000,000)	—
Insurance recoveries	—	1,802,726

Net cash used in investing activities	(456,298,683)	(228,604,432)

Cash flows from financing activities
Proceeds from secured term loan facilities	243,000,000	150,000,000
Direct financing costs of secured term loan facilities	(6,866,564)	(482,979)
Repayment of secured term loan facilities	(35,751,183)	(182,625,308)
Issuance costs of 9% senior unsecured bond	(113,645)	—
Proceeds from issuance of stock	246,570,000	—
Issuance costs of stock	(15,480,485)	(344,775)

Net cash provided by (used in) financing activities	431,358,123	(33,453,062)

Net increase (decrease) in cash and cash equivalents	53,869,728	(132,213,802)

Cash and cash equivalents at beginning of year	140,870,317	194,740,045

Cash and cash equivalents at end of year	$194,740,045	$62,526,243

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$24,242,786	$28,718,874

Total tax paid during the year	$171,056	$559,655

Appendix A

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Three months ended December 31		Twelve months ended December 31
	2013	2014	2013	2014

Net income	$10,881,309	$24,262,730	$40,983,836	$84,467,501
Net interest expense	8,173,767	7,375,296	28,669,083	30,091,177
Income taxes	140,641	398,600	506,263	903,526
Depreciation and amortization	10,800,504	12,081,566	36,608,168	45,808,750

EBITDA	$29,996,221	$44,118,192	$106,767,350	$161,270,954

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our 11 newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors discussed in Navigators filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: March 17, 2015	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer